

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 1, 2018

<u>Via email</u>
Mr. Jeffrey M. Stutz
Executive Vice President & Chief Financial Officer
Herman Miller, Inc.
855 East Main Ave
Zeeland, MI 49464

> **Re:** **Herman Miller, Inc.**
> **Form 10-K**
> **Filed August 1, 2017**
> **File No. 1-15141**

Dear Mr. Stutz:

We have read your response dated February 15, 2018, and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the year ended June 3, 2017</u>

<u>Critical Accounting Policies and Estimates, page 35</u>

<u>Goodwill and Indefinite-lived Intangibles, page 35</u>

1. We have read your response to comment 5 in our letter dated January 31, 2018. You have indicated that the percentage by which the fair value of the Consumer reporting unit exceeded its carrying value was 15% as of June 3, 2017. To the extent you consider this percentage, or any future change in this percentage, not significantly in excess of carrying value, please provide the disclosures requested in our prior comment 5.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction